SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F
(Mark One)

X       Registration statement pursuant to Section 12(b) or (g) of the
---
        Securities Exchange Act of 1934 or


        Annual report pursuant to Section 13 or 15(d) of the Securities
---
        Exchange Act of 1934

        For the fiscal year ended           or

        Transition report pursuant to Section 13 or 15(d) of the Securities
---
        Exchange Act of 1934

        For the transition period from             to
                                       -----------    -----------------

Commission file number


                          SPECTACULAR ATTRACTIONS INC.
             -------------------------------------------------------
             (Exact name of registrant as specified in this charter)


                      Province of British Columbia, Canada
             -------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


    501 - 1200 West Pender Street, Vancouver, British Columbia Canada V6C 2S9
  -----------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

                  None                                    None
             -------------------------------------------------------
           (Title of each class)     (Name of each exchange on which
                                      registered)


Securities registered or to registered pursuant to Section 12(g) of the Act:

                                     Common
                          ------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                          ------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                                    5,275,001
                          ------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                 Yes         No       .
                                                     ------     ------

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                 Item 17  X  Item 18     .
                                                        -----       -----


                                  Form 20-F
                        Spectacular Attractions Inc.

Page i


                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS                                                     1
PART I                                                                         1
   Item 1.    Identity of Directors, Senior Management and Advisors            1
     1.1.     Directors and Senior Management:                                 1
     1.2.     Advisors:                                                        2
     1.3.     Auditors                                                         2
   Item 2.    Offer Statistics and Expected Timetable                          2
   Item 3.    Key Information                                                  2
     3.1.     Selected Financial Data                                          3
     3.2.     Capitalization and Indebtedness                                  4
     3.3.     Reasons for the Offer and Use of Proceeds                        4
     3.4.     Risk Factors                                                     4
   Item 4.    Information on the Company                                       9
     4.1.     Introduction                                                     9
     4.2.     Principal Products and Services                                 10
     4.3.     Climbing Wall Suppliers                                         10
     4.4.     Equipment                                                       11
     4.5.     Marketing                                                       11
     4.6.     Competition                                                     11
     4.7.     Regulation and Safety                                           12
     4.8.     Management & Employees                                          12
     4.9.     Office Space                                                    13
     4.10.    Environmental Regulations                                       13
   Item 5.    Operating and Financial Review and Prospects                    13
     5.1.     Results of Operations                                           13
     5.2.     Liquidity and Capital Resources                                 14
   Item 6.    Directors, Senior Management and Employees                      15
     6.1.     Directors and Senior Management                                 15
     6.2.     Compensation of Directors and Officers                          16
     6.3.     Board Practices                                                 17
     6.4.     Employees                                                       18
     6.5.     Share Ownership of Directors and Officers                       18
   Item 7.    Major Shareholders and Related Party Transactions               18
     7.1.     Beneficial Ownership                                            18
     7.2.     Related Party Transactions                                      20
     7.3.     Interests of Experts and Counsel                                21
   Item 8.    Financial Information                                           21
     8.1.     Legal Proceedings                                               21
     8.2.     Significant Changes                                             21
   Item 9.    The Offer and Listing                                           21
     9.1.     Offer and Listing Details                                       21
   Item 10.   Additional Information                                          22
     10.1.    Share Capital                                                   22
     10.2.    Memorandum and Articles of Association                          22

                                  Form 20-F
                        Spectacular Attractions Inc.

Page ii

     10.3.    Material Contracts                                              24
     10.4.    Exchange Controls and other Limitations Affecting
              Security Holders                                                25
     10.5.    Certain Canadian Federal Income Tax Consequences to
              United States Investors                                         26
     10.6.    Documents on Display                                            32
   Item 11.   Quantitative and Qualitative Disclosures About Market Risk      32
   Item 12.   Descriptions of Securities Other than Equity Securities         32
PART II                                                                       32
   Item 13.   Defaults, Dividend Arrearages and Delinquencies                 32
   Item 14.   Material Modifications to the Rights of Security Holders
              and Use of Proceeds                                             33
PART III                                                                      34
   Item 17.   Financial Statements                                            34
   Item 19.   Exhibits                                                        34








                                  Form 20-F
                        Spectacular Attractions Inc.

                           FORWARD-LOOKING STATEMENTS
                           --------------------------

     Spectacular Attractions Inc. (the "Company") cautions you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in this registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.


                                     PART I
                                     ------


Item 1.  Identity of Directors, Senior Management and Advisors


     1.1.   Directors and Senior Management:

     The following table sets forth the name, business address and position of each of the directors and executive officers of the Company:

     Name & Address                    Position
     --------------                    --------

     John Cumming                      President,
     407 - 535 Howe Street,            chief executive officer
     Vancouver, BC, Canada V6C 2Z4     & director


     Casey Forward                     Secretary,
     501 - 1200 West Pender Street,    chief financial officer
     Vancouver, BC, Canada V6E 2S9     & director


                                  Form 20-F
                        Spectacular Attractions Inc.

Page


     1.2.     Advisors:

     The following table sets forth the name, business address and position of each of the advisors to the Company:


     Name & Address                         Position
     --------------                         --------

     Royal Bank of Canada                   Banker
     1025 West Georgia Street,
     Vancouver, B.C., Canada V6E 3N9


     Gregory S. Yanke Law Corporation       Attorney
     200 - 675 West Hastings Street,
     Vancouver, B.C., Canada V6B 1N2


     1.3.     Auditors

     Name & Address                         Position
     --------------                         --------

     Morgan & Company                       Auditor
     Suite 1488 - 700 West Georgia Street,
     Vancouver, B.C., Canada
     V7Y 1A1


Item 2.  Offer Statistics and Expected Timetable

     Not applicable



Item 3.  Key Information


                                  Form 20-F
                        Spectacular Attractions Inc.

     3.1.     Selected Financial Data

     The following table sets forth the data of the Company for the year ended November 30, 2000.

     The Financial Statements of the Company and the table set forth below gave been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP).


================================================================================
                                                           Period ended November
                                                                  30, 2000
--------------------------------------------------------------------------------

Net Operating Revenue                                             $   246,926
--------------------------------------------------------------------------------
Loss from operations                                                    2,372
--------------------------------------------------------------------------------
Loss per common share                                                    0.01
--------------------------------------------------------------------------------
Total assets                                                          620,324
--------------------------------------------------------------------------------
Net assets                                                            583,328
--------------------------------------------------------------------------------
Long term debt                                                              0
--------------------------------------------------------------------------------
Cash dividends per common share                                          0.00
--------------------------------------------------------------------------------
Deficit                                                           $     2,372
================================================================================
Capital stock                                                       5,275,001
--------------------------------------------------------------------------------
Weighted average number of common shares                            2,279,168
================================================================================




                                  Form 20-F
                        Spectacular Attractions Inc.

     3.2.     Capitalization and Indebtedness


     The following table sets forth our capitalization and indebtedness as at January 31, 2001.


================================================================================
                                                          As at January 31, 2001
--------------------------------------------------------------------------------
Short term debt                                                   $    36,996
--------------------------------------------------------------------------------
Long term debt                                                              0
--------------------------------------------------------------------------------
         Total debt                                               $    98,196
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Shareholder's equity
--------------------------------------------------------------------------------
Common shares -                                                   $   520,500
--------------------------------------------------------------------------------
Retained earnings                                                      10,752
--------------------------------------------------------------------------------
         Total shareholders' equity                               $   531,252
--------------------------------------------------------------------------------
Total capitalization                                              $   629,448
================================================================================



     3.3.     Reasons for the Offer and Use of Proceeds

     Not Applicable


                                  Form 20-F
                        Spectacular Attractions Inc.

     3.4.     Risk Factors

Brief Business History and Lack of Prior Operations
---------------------------------------------------

     The Company was incorporated on December 3, 1999 and commenced business operations in 2000. Of our six amusement and theme park locations only one climbing wall attraction operated for the entire year 2000 season. Three climbing wall attractions commenced operations part way through the year 2000 operating season and two climbing wall attractions and their operating locations were acquired after the end of the year 2000 operating season. To November 30, 2000 the Company had an operating loss of $2,372.

     The Company has minimal revenues and a loss form operations, both of which are based on an operating history of less than one year. Accordingly, there can be no assurance that the Company will operate at a profitable level in the future.

     The business involves the acquisition and marketing of novel attractions to the amusement and theme park industry and subsequently the continued acceptance of those attractions by park guests whose appetite for thrills is often fickle. Future development and operating results will depend on many factors, including:

     1)     the demand for attractions and operating services,
     2)     competition from other climbing wall concessionaires,
     3)     competition from concessionaires operating other attractions,
     4) success in securing new operating locations for climbing wall attractions,
     5)     success in identifying and securing new attractions,
     6)     success in marketing  new attractions to existing locations and
     7)     controlling costs.

     In addition, future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business, which can be characterized by intense competition and rapidly changing often-fickle guest appetites for thrill attractions.

     There can be no assurance that our financial forecasts will be achieved.


                                  Form 20-F
                        Spectacular Attractions Inc.

Need for Experienced Management and Key Employees/Limited Experience of Senior
------------------------------------------------------------------------------
Management
----------

     Senior management brings a wide variety of experiences in establishing and growing businesses in other fields but has only limited experience with the concessionaire operation of amusement attractions within the amusement and theme park industry. While management has limited experience within the Company's business sector, the Company has secured and are reliant upon the contract services of personnel proficient in rock climbing and having direct experience in the concessionaire operation of climbing wall attractions within the amusement and theme park industry.

     The Company is a small company and are highly dependent upon the services of our small management team, particularly John Cumming for corporate development and corporate finance services, and Casey Forward for financial control and accounting. As the Company is still a start-up enterprise and has not established a substantial internal management system, secured operating personnel and developed other required resources, it depends substantially upon outside contractors for several other critical elements of our business including, among other things, climbing wall operations, human resources and accounting and payroll services including Sean Fader in climbing wall operations and Stacy Clark in human resources. The loss of the services of any one of these persons, or an inability to recruit and retain qualified replacement personnel, could have a material adverse effect on our ability to successfully conclude business objectives.

     The Company has no plans to obtain key person life insurance for our officers, directors or key contract personnel.

Dependence on Suppliers and Third Parties
-----------------------------------------

     The Company relies on outside manufacturers to build climbing wall attractions to order and on third party suppliers for supplementary equipment. There can be no assurance that climbing wall attractions and supplementary equipment from outside suppliers will continue to be available in adequate quantities or at appropriate times or at affordable prices. An inability to obtain climbing walls when required or to obtain supplementary equipment in sufficient quantities at reasonable cost could have a material adverse affect on our business, financial condition and results of operations.

Need for Complex National and Global Marketing
----------------------------------------------

     The successful execution of the Company's plans entail marketing of our concessionaire attractions and services on first a national and then a global basis to sophisticated corporate organizations. There is no guarantee that it


                                  Form 20-F
                        Spectacular Attractions Inc.

will be successful in managing such a complex marketing strategy and be able to make a financially viable penetration as a concessionaire into the amusement and theme park industry or other target markets on a timely basis.

Operating Location Short Term Contract Risk
-------------------------------------------

     Concessionaire contracts within the amusement and theme park industry are for relatively short terms, normally from one to three years. The Company depends upon securing contracts for new operating locations and renewing current contracts within the existing amusement and theme park locations as those contracts come due. There is no assurance that contracts for existing locations will be renewed or that new locations will be secured. Failure to secure and maintain its concessionaire contracts would have a material adverse effect on business and financial viability.

Market Acceptance of Our Attractions and Services
-------------------------------------------------

     There can be no assurance that the Company's attractions will be accepted or widely accepted by amusement and theme park management or, even after acceptance by management and installation, that they will be popular with amusement and theme park guests.

     The market acceptance of the concessionaire attractions and services is in its early stages. The demand and market acceptance for recently introduced concessionaire attractions and services is subject to a high level of uncertainty and risk. It is impossible to accurately predict the future growth rate, if any, and size of this market because the market penetration rate for the attractions within the amusement and theme park industry is still evolving. There is no assurance that the anticipated markets for the particular attractions beyond amusement and theme parks will emerge or become sustainable. If any of our target markets fail to develop, develop more slowly than expected or become saturated with competitors, or if the attractions do not achieve or sustain both target market and guest acceptance, business, results of operations and financial condition will be materially and adversely affected.


Reliance on One Product and Uncertainty of New Product Development or
---------------------------------------------------------------------
Acquisition
-----------

     The Company presently has only one attraction, namely the climbing walls. The Company needs either to develop or to identify and acquire additional novel attractions to provide a larger base, to provide more sustainable operations and to remove the risk of relying on one product. If the single product loses its


                                  Form 20-F
                        Spectacular Attractions Inc.

attractiveness to amusement and theme park guests before suitable replacement products are identified and acquired the Company would suffer sever economic consequences.

Attraction Reliability
----------------------

     The Company's climbing attractions are relatively new to their respective markets and lack extensive field operating experience. While the climbing walls purchased from suppliers are believed to be reliable and the walls have been tested for failure in certain circumstances, there can be no assurance that these climbing walls and other new attractions that may be acquired in the future will continue to operate satisfactorily after sustained field use. If an attraction was discovered to have a serious defect which either could not be remedied or could not be remedied at a reasonable cost such defect could result in the retirement of all such attractions within the market and would have a material adverse effect on our business and financial condition.

     The Company operates six walls at amusement and theme parks in the United States. If either the climbing wall attractions or the staff fail to perform properly, significant personal injury, property damage or death could arise from accidents resulting from such failure. Although the Company maintains liability insurance, there is no assurance that the amount of coverage will be sufficient in the event of a claim, or that thereafter coverage will continue to be available to the Company on reasonable terms and conditions or at all. Further, as safety is of paramount concern in the amusement and theme park industry, an accident causing serious injury could result in the cancellation of one or all of the concessionaire contracts irrespective of any applicable insurance coverage.


Risk of Obsolescence
--------------------

     The Company is dependent upon a perceived advantage based on having access to a special expertise, namely rock climbing skills as applied to the amusement and theme park industry, and a special attraction, namely climbing walls which are considered part of the extreme sport movement. There can be no assurance that the Company will be able to obtain or maintain such advantage. Failure to do so would have substantial adverse consequences to business. User decline and the resulting obsolescence of the attractions is a possibility. There is no assurance that competitors will not succeed in marketing similar or replacement attractions and services, or that they will not develop attractions that are more compelling to park management or to park guests. Accordingly, the ability to compete will be dependent on timely enhancement of the walls and the identification, acquisition and marketing of new attractions. There is no assurance that the Company will be able to keep pace with the changing appetites


                                  Form 20-F
                        Spectacular Attractions Inc.

of amusement and theme park guests or that the attractions will not become obsolete.


Seasonal Business
-----------------

     The business is of a seasonal nature and as such subject to fluctuating cash flows, new season start-up costs and a seasonal labor force that changes annually. Failure to cope with these challenges successfully would have a material adverse effect on our business and financial condition.


Item 4.  Information on the Company


     4.1.     Introduction

     Spectacular Attractions Inc. was incorporated under the Company Act in the Province of British Columbia, Canada by registration of its Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on December 3, 1999, under the name Spectacular Attractions Inc. The Company has an office located at 501 - 1200 West Pender Street, Vancouver, British Columbia, Canada, V6E 2S9.

     The Company's financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles. The fiscal year end of the Company is November 30.

     The Company has not been involved in any bankruptcy, receivership or similar proceedings, nor has it been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

     The Company currently directs its efforts at the concessionaire operation of climbing wall attractions within the amusement industry. A concessionaire provides a pay-per-use service to the guests of the amusement park and pays the amusement park a fee based on an agreed percentage of gross revenues after applicable sales taxes if any. The initial market for concessionaire climbing wall attractions is the amusement and theme park market although other potential markets include major zoos, aquariums, ski resorts, shopping malls, cruise ships and other locations having a high pedestrian traffic with available recreational


                                  Form 20-F
                        Spectacular Attractions Inc.

Page



time and disposable impulse income. Within the initial market there are over fifty amusement parks with attendance exceeding one million visitors per year, the attendance cut-off determined as being an approximate lower limit of a financially viable concessionaire-climbing wall.


     4.2.     Principal Products and Services

     The Company currently offers to amusement and theme parks one attraction, a climbing wall attraction designed for the amusement park industry. The climbing walls range in height from 30 to 35 feet, have between three and six feet of overhang and from three to eight climbing routes. Climbing paths are designed and routes set to accommodate a broad range of ages and climbing abilities and our operators are trained to match the age and ability of the climber with the route difficulty to ensure a challenging yet enjoyable climb while maintaining a high probability of success.

     The Company presently operates in six amusement parks in the United States:
Cedar Point, Ohio; Knott's Berry Farm, California; Worlds-of-Fun, Kansas; (all owned by Cedar Fair Limited Partnership), Great America, California, (owned by Paramount Parks), Six Flags Great Adventure, New Jersey; Six Flags Great Adventure, Illinois (both owned by Premier Parks Inc.).


     4.3.     Climbing Wall Suppliers

     The climbing wall attractions are acquired from three different suppliers. Specific selection is made based on a number of different factors including the specific requirements of the attraction location, wall size and shape, speed of delivery and cost.

     The climbing walls from the three suppliers have basic structural and functional elements in common yet vary considerably in design and appearance. All of our climbing walls are basically molded fiberglass resin surfaces attached to a structural steel frame. The structural steel framework is anchored to a permanent concrete pad by epoxy bolts. Although individual state construction code requirements vary, the climbing walls once installed are specified to withstand a 90 to 110 mile per hour wind load.

     All of the climbing wall attractions provide park guests with a stimulating rock climbing experience. The differences between climbing walls from our varying suppliers are in their design and appearance ranging from a sculptured


                                  Form 20-F
                        Spectacular Attractions Inc.

modular panelized system to a continuous single mold originally taken from real rock surfaces. Coloring on the walls is paint and a wide variety of rock surfaces can be simulated to fit within the theme of a particular amusement park. Some manufacturers climbing walls have a true rock appearance and therefore are favored by some amusement and theme parks as compared with plainer climbing walls requiring more decor themeing to properly blend into a particular park environment.


     4.4.     Equipment

     Belaying is the activity that provides a controlled descent in the event of a fall or a deliberate release from the wall at the end of a climb. The Company's climbing wall attractions may be manually belayed or may be auto-belay equipped. An auto-belay is an automated belay device that does not rely directly upon a second person on the ground to be attached to the climber to control their descent. An auto-belay system offers the benefit of slightly lower staff costs and slightly higher climber throughput. Auto-belays are of two different designs and manufacture, one using a mechanical braking design and one using a system of pulleys and hydraulics.

     The Company also uses a variety of peripheral climbing equipment including harnesses, ropes and attachment devices. All climbing equipment is approved outdoor climbing gear certified by a professional outdoor climbing association.


     4.5.     Marketing

     The Company markets the concessionaire attractions and services directly to amusement and theme park management. Marketing is done by attendance at a major annual industry trade show sponsored by the International Association of Amusement Parks and Attractions ("IAAPA") and by direct approaches to individual amusement and theme parks. To date our marketing has been conducted by John Cumming.

     4.6.     Competition

     Competition to the Company's concessionaire climbing wall attractions takes two forms: direct competition from parties offering the same or substantially the same climbing wall attractions and services, and indirect competition from


                                  Form 20-F
                        Spectacular Attractions Inc.

concessionaire operators offering non-climbing wall attractions. Direct competitors include Pacific Wall Nuts Climbing Services Inc. that owns and operates 20 climbing wall attractions worldwide and Peak Attractions Inc. that we believe operates four climbing wall attractions and manages certain other attractions in the United States. We also face some competition from amusement and theme park organizations. We are aware of two amusement and theme parks that acquired and operate their own climbing wall attractions.

     The Company has limited to some extent the competition from the strongest competitor, Pacific Wall Nuts Climbing Services Inc. ("Pacific"), whereby, as a condition of a management services agreement with Pacific, both parties have agreed not to compete with each other for parks in which the other currently operates or in which the other has entered into active negotiations to secure a concessionaire agreement.

     Competition from concessionaires offering other attractions that compete with the Company's attractions for a finite number of amusement and theme park guest dollars is a normal part of the concessionaire business. The Company will compete with such concessionaires by upgrading the climbing wall attractions with accessories to maintain guest interest and will continue to identify and acquire additional novel attractions.

     4.7.     Regulation and Safety

     Guest safety is a paramount concern within the amusement and theme park industry. All of the Company's climbing wall attractions are subject to and have met park safety standards and inspections, state safety standards and inspections as required and applicable OSHA (Occupational Safety & Health Administration) standards. Prior to park opening our staff conduct daily safety inspections to ensure continued compliance between park and state inspections.

     4.8.     Management & Employees

     President John Cumming devotes his time to corporate development and corporate finance issues. Secretary Casey Forward acts as financial officer and controller.

     The Company has contracted with Pacific Wall Nuts Climbing Services Inc., the leading provider of concessionaire climbing wall attractions worldwide, to provide all operations services. These services include wall operations under the direction of Sean Fader, human resources under the direction of Stacy Clark, as well as new installations, daily financial reporting and staffing and payroll functions.



                                  Form 20-F
                        Spectacular Attractions Inc.

     4.9.     Office Space

     The Company utilizes about 1,000 square feet of office space in Vancouver, British Columbia. The Company's rent is $2,000 per month starting on January 1, 2001. In addition, the Company pays $500 per month for office support, a photocopier and telephone service.


     4.10.    Environmental Regulations

     The Company is not currently subject to any environmental regulation.


Item 5.  Operating and Financial Review and Prospects

     5.1.     Results of Operations

     The Company commenced operations in December 1999. The Company's first climbing wall began producing revenue in March. Three additional climbing wall concessions were added in May, July, September, and two in November.

     Sales for the period ended November 30, 2000 were $246,926. Most of the Company's concessions are seasonal operations opening in March for weekends and school spring break, then operating full-time April or May through to September and then reducing to weekends in October. The Company's concession at Knott's Berry Farm is the only concession open year round. The two concessions acquired in November did not produce any revenue in the year 2000. The sales for the year ended November 30, 2000 based on actual operating months is approximately 50% of what the sales would be if compared to the total available operating months in a year at the Company's various locations.

     Direct wages, benefits and staff recruitment costs were 40% of revenue. This ranges from a high of 63.9% to a low of 26.8% for each climbing wall attraction. Amortization of capital assets is on a declining balance basis at a rate of 20% starting on the first month of operation. The walls range in cost from a low of $56,000 to a high of $147,000. Total capital cost was $606,778 as


                                  Form 20-F
                        Spectacular Attractions Inc.

at November 30, 2000. On a seasonally adjusted basis, based on results from 2000, the Company calculates that revenue will be 1.5 times the capital cost of each climbing wall.

     During 2000 the Company secured various climbing wall location opportunities, by taking advantage of available lending to lever the related asset acquisitions. During the period ended November 30, 2000, the Company incurred financing costs of $50,495, from interim loans totalling $170,000.

     5.2.     Liquidity and Capital Resources

     In March 2000, the Company accepted a loan of $70,000 from its president, Mr. John Cumming to acquire the climbing wall for Paramount's Great America. No interest or fees have been charged for this loan. On April 18, 2000, the Company accepted a loan of $170,000 to acquire climbing walls for Worlds-of-Fun and Cedar Point. This loan was for a six-month term bearing interest at 2% per month for the first six months and 3% per month for any period thereafter. Mr. John Cumming collaterally secured the loan by a pledge of personal assets and personally guaranteed the loan. Global Securities Corporation acted as agent to arrange the loan and received a commission of 9% of the amount advanced, a fee of 1% and a loan bonus of 30,000 shares having a deemed value of $0.50 per share.

     In June 2000, the Company issued 4,300,000 shares at $0.01 each. In September 2000, the Company issued 775,000 common shares at $0.50 each. Global Securities Corporation acted as agent in respect of 700,000 of those shares receiving a finder's fee of $10,000. The Company paid the $170,000 loan and Mr. Cumming was released from his personal guarantee and received his collateral security back. In November the Company issued 200,000 shares at $0.50 each in respect of climbing wall purchases. Total share capital issued is 5,275,000 shares for total share capital of $530,500 less $10,000 for the finder's fee as issue costs.

     The Company is considering expansion through the addition of more climbing walls and concessionaire locations. Although projections for the year 2001 predict profit, the Company will not rely on profits from operations to fund the planned expansion program. For the year 2001 the Company has projected sales revenues of approximately $900,000, wage costs of $300,000 and expenses of $300,000 yielding a net profit of $300,000 before other items. As a new company undergoing an expansion, it is anticipated that any profits will be reinvested in operations, marketing and the development of new products.



                                  Form 20-F
                        Spectacular Attractions Inc.

Item 6.  Directors, Senior Management and Employees

     6.1.     Directors and Senior Management

     John Charles Richard Cumming         President, chief executive officer and
                                          director

     James Casey Forward                  Secretary, chief financial officer and
                                          director


     John C. R. Cumming, director and president, is the founder of the Company and has been its president since incorporation in December 1999. From 1995 to 1999 Mr. Cumming was a shareholder, director and chief executive officer of Pacific Wall Nuts Climbing Services Inc., a concessionaire operator of climbing wall attractions based in Vancouver, Canada and a competitor of the Company. Mr. Cumming is also a director and chief executive officer of Yaletown Entertainment Corp., a Canadian company that produces television series, a position he has held since Yaletown's incorporation in 1994. Mr. Cumming is also a barrister and solicitor in good standing with the Law Society of British Columbia and maintains a part-time legal practice as Cumming & Company, Barristers and Solicitors. Previously Mr. Cumming was a partner in the Vancouver, Canada law firm of Boughton Peterson Yang Anderson during which time Mr. Cumming practiced in the areas of securities regulation, public corporate finance and mining and oil and gas law. Mr. Cumming holds Bachelors Degrees in arts, 1974, and Law, 1977, both from the University of British Columbia and a Master's of Law Degree from King's College, University of London.

     J. Casey Forward, director, chief financial officer and secretary, joined the Company on June 1, 2000. Mr. Forward is a practicing Certified General Accountant in the Province of British Columbia and maintains a private accounting practice. Mr. Forward is also the chief operating officer and chief financial officer of Globaltex Industries Inc., a reporting company in British Columbia and the United States that is involved in the coal mining business and has a joint venture with British Columbia Rail and Mitsui Matsushima. Mr. Forward is also the chief financial officer of Trooper Technologies Inc.


                                  Form 20-F
                        Spectacular Attractions Inc.

     There are no arrangements or understandings between any of the Company's directors or executive officers, pursuant to which either was selected to be a director or executive officer, nor are there any family relationships among any of the Company's directors and officers.


     The Company's directors, executive officers and control persons have not been involved in any of the following events during the past five years:

     1. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     3. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     4. Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.


                                  Form 20-F
                        Spectacular Attractions Inc.

     6.2.     Compensation of Directors and Officers

     The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to the Company's directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

                            Summary Compensation Table
================================================================================
                       ANNUAL COMPENSATION          LONG-TERM COMPENSATION
                    ------------------------------------------------------------
                                        Other                        LTIP
                                       Annual                      payouts
                    Salary     Bonus  Compen-          Awards               All
NAME AND     YEAR                     sation                              Other
           ----------------------------------------------------------------
PRINCIPAL                                     Restricted  Securities       Comp-
POSITION                                        Stock     Underlying       ensa-
                                                Awards     Options/        tion
                                                            SAR's
--------------------------------------------------------------------------------
John         2000  $24,000      Nil      Nil      Nil        Nil      Nil    Nil
Cumming

president
and chief
executive
 officer
--------------------------------------------------------------------------------
Casey        2000       Nil     Nil      Nil      Nil        Nil      Nil    Nil
Forward

secretary
and chief
financial
officer
================================================================================


     6.3.     Board Practices

     John Cumming has been a director of the Company since its incorporation on December 19, 1999. Casey forward joined the board of directors on June 1, 2000. Each director holds office until the next annual general meeting of the shareholders at which time they may stand for re-election. The Company is required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

     The directors do not have service contracts nor are they entitled to any termination benefits.

     Our Company's audit committee and remunerative committee is comprised of John Cumming and Casey Forward.


                                  Form 20-F
                        Spectacular Attractions Inc.

     6.4.     Employees

     Our only direct employee is its president John Cumming. We have an operations management services agreement with Pacific Wall Nuts Climbing Services Inc. pursuant to which Pacific Wall Nuts climbing Services Inc. provides all of the employees which the company requires on a sub-contract basis. We will have approximately 100 such persons working at its six climbing wall concessions during 2001.


     6.5.     Share Ownership of Directors and Officers

     The directors and officers of the Company own beneficially the following shares:

     John Cumming owns 810,000 shares and Casey Forward owns 490,000 shares.

     None of the directors or officers hold any options to purchase shares. There are no stock option plans or stock purchase plans for directors, officers, management or employees.


Item 7.  Major Shareholders and Related Party Transactions

     7.1.     Beneficial Ownership

     As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.


                                  Form 20-F
                        Spectacular Attractions Inc.

Each person has sole voting and investment power with respect to the common shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the common shares, except as otherwise indicated.

     As of January 31, 2001, 5,275,000 common shares were issued and outstanding. The Company is authorized to issue 100,000,000 common shares.

     As of January 31, 2001, the following persons known to the Company were the beneficial owner of more than five percent (5%) of the outstanding common shares of the Company: All shareholders have equal voting rights.


     NAME               NUMBER OF SHARES     PERCENTAGE OF TOTAL

     John Cumming               810,000              15.4 %

     Casey Forward              490,000               9.3%

     Art Smolensky              310,000               5.8%

     Colin Leech-Porter         280,000               5.3%

     Midcourt Inc.              280,000               5.3%

     Aline Smolensky            280,000               5.3%

     Eric Edmeades              280,000               5.3%

     (1) Based on 5,275,000 shares outstanding as of January 31, 2001.

     Upon incorporation on December 3, 1999 John Cumming owned one share and owned 100% of the Company. On June 1, 2000 the Company issued 4,300,000 shares of which John Cumming acquired beneficially 1,530,000 shares representing 35.5% of the issued shares of the Company and Casey Forward acquired beneficially 750,000 shares representing 17.4% of the issued shares of the Company. Subsequently John Cumming transferred 810,000 shares leaving a balance owned of 810,000 representing 15.4% of the issued shares of the Company and Casey Forward

                                  Form 20-F
                        Spectacular Attractions Inc.

transferred 260,000 shares leaving a balance owned of 490,000 shares representing 9.3% if the issued shares of the Company.

     Each issued share of the Company entitles the holder to one vote in general meeting. There are no disproportionate or weighted voting privileges.

     The Company is not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

     There are no arrangements the operation of which at a subsequent date may result in a change of control of the Company.


     7.2.     Related Party Transactions

     There are no transactions, which have materially affected or will materially affect the Company in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows: The company acquired the operating location at Paramount's Great America from Pacific Wall Nuts Climbing Services Inc. and the climbing walls and the operating locations at Six Flags Great America and Six Flags Great Adventure from Pacific Wall Nuts Climbing Services Inc. for aggregate consideration of $300,000. The spouse and the three daughters of the Company's president, John Cumming, each own 6.25% of Pacific Wall Nuts Climbing Services Inc. Current management feels that the terms of the agreement discussed in are as favorable as could have been obtained from an unaffiliated party.

     Shares were sold in private offerings to:

     * 1,250,000 shares were sold to Vantage Trading Limited owned by our president and chief executive officer, John Cumming, and

     * 280,000 shares were sold to Trekon Capital Corp. owned jointly by our president and director, John Cumming, and his spouse.


                                  Form 20-F
                        Spectacular Attractions Inc.

     * 750,000 shares were sold to 512642 B. C. Limited owned by our chief financial officer and director, Casey Forward.

     7.3.     Interests of Experts and Counsel

     The experts and counsel to the company have no interest in the shareholding of the Company except for Gregory Yanke who owns 225,000 shares.

Item 8.  Financial Information

     8.1.     Legal Proceedings

     To the best of the Company's knowledge there are no legal or arbitration proceedings threatened, pending or in progress against the Company.

     8.2.     Significant Changes

     There have been no significant changes since the date of the audited financial statements included herein.


Item 9.  The Offer and Listing

     9.1.     Offer and Listing Details

     The shares of the Company have not been traded on any recognized stock market or other electronic trading facility. There is no established market price for the Company's shares nor is there any trading history.

     The shares to be listed are common shares without par value.


                                  Form 20-F
                        Spectacular Attractions Inc.

     The Company has only one class of shares. Hence, the rights evidenced by the common shares cannot be limited or qualified by any other class of shares.

     The Company is not issuing or listing any subscription warrants or rights nor is it issuing or listing any convertible securities or stock purchase warrants.

     The Company intends to apply to have its common shares quoted on the National Association of Securities Dealers over-the-counter electronic bulletin board. However, there is no certainty that such listing or any other stock exchange listing will occur.

Item 10.  Additional Information

     10.1.    Share Capital

     The Company's authorized share capital is 100,000,000 common shares without par value.

     The Company's issued share capital is 5,275,001 common shares without par value.

     At the beginning of the year the Company had one share issued and outstanding.

     There are no shares not representing capital.

     There are no shares in the company held by the Company.

     There are no outstanding obligations to increase the issued capital of the Company.

     There are no outstanding options to purchase securities.

     The history of the issued capital of the Company is as follows: On June 1, 2000 the Company issued for cash 4,300,000 shares at $0.01 per share. On September 29, 2000 the Company issued for cash 745,000 shares at $050 per share, as an agree loan bonus 30,000 shares at a deemed price of $0.50 per share and as partial consideration for the acquisition of climbing walls 200,000 shares at a deemed price of $0.50 per share. No shares were issued with any discounts, special terms or installment payments.

     All shares issued and to be issued in the future must be and have been approved by authorizing resolution consisting of a simple majority of the board of directors.


                                  Form 20-F
                        Spectacular Attractions Inc.

10.2.     Memorandum and Articles of Association

     The Company was incorporated under the Company Act of British Columbia by
                                            -----------
registration of its memorandum. Pursuant to the provisions of the Company Act a
                                                                  -----------
company may conduct any business that it is not restricted by the terms of its memorandum from conducting. The Company's memorandum contains no such restrictions.

     The directors of the Company are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director's remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge the assets of the Company provided such actions are conducted bona fide and in the best interests of the Company. There are no mandatory retirement ages for directors or any required shareholdings.

     All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

     The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

     Annual and Extraordinary general meetings may be called when required by the board of directors. One or more shareholders holding in aggregate five percent or more of the issued shares of the Company may requisition an


                                  Form 20-F
                        Spectacular Attractions Inc.

extraordinary meeting and the directors are required to hold such meeting within four months of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

     There are no national limitations or restrictions on the right to own the common shares of the Company.

     There are no provisions in the memorandum or articles of association of the Company that would have the effect of delaying, deferring or preventing a change in control of the Company.

     There are no provisions in the memorandum or articles of association of the Company that establish any threshold for disclosure of ownership.

     The articles of association of the Company permit the increase in authorized capital by the shareholders by ordinary resolution passed by 50% plus one vote at a general meeting.

     10.3.    Material Contracts

     A license agreement between the Company and Cedar Fair Limited Partnership dated March 1, 2000 with respect to Worlds-of-Fun, Kansas City, Missouri pursuant to which the Company is permitted to locate its climbing wall within the amusement park and operate as a concessionaire in return for which the Company pays to Worlds-of-Fun a percentage of the gross revenues derived from the climbing wall attraction.

     An assignment agreement between the Company and Pacific Wall Nuts Climbing Services Inc. dated March 17, 2000 whereby Pacific Wall Nuts Climbing Services Inc. assigns to Spectacular Attractions Inc. its concessionaire rights under its license agreement with Paramount Parks Inc. insofar as Paramount's Great America is concerned. Pursuant to the underlying license agreement with Paramount Parks Inc. the Company is permitted to locate its climbing wall within the amusement park and operate as a concessionaire in return for which the Company pays to Paramount's Great America a percentage of the gross revenues derived from the climbing wall attraction.

     A license agreement between the Company and Cedar Fair Limited Partnership dated June 2, 2000 with respect to Cedar Point, Sandusky, Ohio pursuant to which

                                  Form 20-F
                        Spectacular Attractions Inc.

the Company is permitted to locate its climbing wall within the amusement park and operate as a concessionaire in return for which the Company pays to Cedar Point a percentage of the gross revenues derived from the climbing wall attraction.

     A license agreement between the Company and Cedar Fair Limited Partnership dated June 2, 2000 with respect to Knott's Berry Farm, Buena Park, California pursuant to which the Company is permitted to locate its climbing wall within the amusement park and operate as a concessionaire in return for which the Company pays to Knott's Berry Farm a percentage of the gross revenues derived from the climbing wall attraction.

     A wall purchase and assignment of concessionaire rights between the Company and Pacific Wall Nuts Climbing Services Inc. dated November 30, 2000 whereby Pacific Wall Nuts Climbing Services Inc. sold two climbing walls and assigned to Spectacular Attractions Inc. its concessionaire rights under its license agreement with Premier Parks Inc. with respect to Six Flags Great America, Gurnee, Illinois and Six Flags Great Adventure, Jackson, New Jersey. The consideration paid to Pacific Wall Nuts Climbing Services Inc. was an aggregate of $300,000 and was paid $150,000 cash and the issuance of 200,000 common shares of the Company at a deemed issue price of $0.50 per share.


     10.4.    Exchange Controls and other Limitations Affecting Security Holders

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Item 10.5. Taxation"
                                                          --------

     There is no limitation imposed by Canadian law or by constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

     The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition

                                  Form 20-F
                        Spectacular Attractions Inc.

of control of Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

     10.5. Certain Canadian Federal Income Tax Consequences to United States Investors

     A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

     Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which the stated capital of the Company has increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States the Company is generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid

                                  Form 20-F
                        Spectacular Attractions Inc.

to certain United States persons who have not provided the Company with a taxpayer identification number.

     Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of shares of the Company was owned by the nonresident shareholder and/or persons with whom the nonresident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a U.S. shareholder from a disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

     Certain United States Federal Income Tax Consequences to United States Investors

     The following general discussion sets forth a summary of the material United States federal income tax consequences that are applicable to the following persons who invest in and hold Common Shares as capital assets ("U.S. Shareholders"): (i) citizens or residents (as specially defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the United States or of any state and (iii) estates or trust the income of which is subject to United States federal income taxation regardless of its source. This discussion does not deal with (a) all aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on such U.S. Shareholder's particular circumstances (including potential application of the alternative minimum tax, (b) certain U.S. Investors subject to special treatment under federal income tax laws or foreign individuals or entities, (c) U.S. Investors owning directly or by attribution 10% or more of the Common Shares, or (d) any aspect of state, local or non-United States tax laws. Additionally, the following discussion assumes that the Company will not be classified as a "foreign personal holding company" under the Internal Revenue Code of 1986 as amended (the "Code").

     Passive Foreign Investment Company

     For any taxable year of the Company, if 75% or more of the Company's gross income is "passive income" (as defined in the Code) or if at least 50% of the Company's assets, by average fair market value (or adjusted income basis if the Company elects), are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company ("PFIC"). The Company may be a PFIC and, if so, may continue to be a PFIC for the foreseeable future.


                                  Form 20-F
                        Spectacular Attractions Inc.

     A U.S. Shareholder of a PFIC is subject to special U.S. federal income tax rules in Section 1291 to 1297 of the Code. As described below, these provisions set forth two alternative tax regimes at the election of each such U.S. Shareholder, depending upon whether the U.S. Shareholder elects to treat the Company as a "qualified electing fund" (a QEF election").

     U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSIDER MAKING A QEF ELECTION TO AVOID CERTAIN POTENTIALLY SIGNIFICANT ADVERSE U.S. TAX CONSEQUENCES

     1.   The QEF Election Alternative

     Each U.S. Shareholder is strongly urged to consider making a QEF Election because of the potential benefits of such election that are discussed below, and because the Company anticipates that it will not have any earnings and profits (as computed for United States federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which the Company is a PFIC. (There can be no assurance, however, that this will be the case.) Accordingly, the timely making of the QEF election, as discussed below, generally should, subject to the discussion below under "Other PFIC Rules", avoid any significant adverse United State federal income tax consequences resulting from any classification of the Company as a PFIC, although this may depend on a particular U.S. Shareholder's particular circumstances.

     A U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Shareholder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to the U.S. Shareholder) on such Electing U.S. Shareholder's pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts actually are distributed. An Electing U.S. Shareholder, however, would not take into account any income with respect to any taxable year of the Company for which it has no earnings and profits. Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of Common Shares.

     The QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of Common Shares (or deemed to be realized on the pledge of such shareholder's Common Shares) as capital gain;

                                  Form 20-F
                        Spectacular Attractions Inc.

(ii) treat such shareholder's share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; (iii) probably (although in the absence of regulations this matter is not free from doubt) retain in the case of an individual Electing U.S. Shareholder, the "step-up" in the tax basis of Common Shares to the fair market value of such shares on the date of such Electing U.S. Shareholder's death (which would otherwise not be retained); and
(iv) generally avoid interest charges resulting from PFIC status altogether.

     In the event the Company is deemed a PFIC, the Company intends to comply with the reporting requirements prescribed by Treasury regulations. In particular, the Company will maintain information so that the ordinary earnings and net capital gain of the Company may be determined. However, future regulations may contain reporting and record-keeping requirements that are so onerous that it would not be practicable for the Company to comply, if, after review of the requirements, the Company decides not to comply with the PFIC record-keeping requirements, the Company will so notify its shareholders.

     A QEF Election must be made by attaching the following documents to the timely filed U.S. federal income tax return for the first taxable year of the U.S. Shareholder in which or with which a taxable year of the Company during which the Company was a PFIC and the U.S. Shareholder held (or was considered to have held) Common Shares ends: (i) a "Shareholder Section 1295 Election Statement" executed by the U.S. Shareholder, (ii) a "PFIC Annual Information Statement" received by the U.S. Shareholder from the Company, and (iii) a Form 8621. In addition, the Electing U.S. Shareholder must file a copy of the Shareholder Section 1295 Election Statement with the Internal Revenue Center,
PO Box 21086, Philadelphia, PA 19114. In the case of Common Shares owned through a U.S entity, the election is made at the entity level.

     The following three paragraphs apply to Electing U.S. Shareholders:

          Dividends Paid on Common Shares:

     Dividends paid on Common Shares (including any Canadian taxes withheld) to an Electing U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes) unless paid out of earnings and profits that were taxed to the Electing U.S. Shareholder under the QEF rules. Such dividends generally will not qualify for the dividends-received deduction available to corporations. Amount in excess of such earnings and profits will be applied against the Electing U.S. Shareholder's tax basis in the Common Shares, and to the extent in excess of

                                  Form 20-F
                        Spectacular Attractions Inc.

such tax basis, will be treated as gain from a sale or exchange of such Common Shares.

          Credit for Canadian Taxes Withheld:

     Subject to the limitations set forth in Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder's tax liability attributable to foreign-source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the Common Shares generally may be taken as a foreign tax credit against United States federal income taxes by an Electing U.S. Shareholder who chooses to claim such a credit for the taxable year. Electing U.S. Shareholders who do not choose to claim foreign tax credits for a taxable year may claim United States tax deduction for such Canadian tax in such taxable year.

          Disposition of Common Shares:

     Any gain or loss on a sale or exchange of Common Shares by an Electing U.S. Shareholder will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares have been held for more than one year, and otherwise will be short-term capital or loss. The sale of Common Shares through certain brokers may be subject to the information reporting and back-up withholdings rules of the Code.

     2.   The Non-QEF Election Alternative

     If a U.S. Shareholder does not timely make a QEF Election for the first taxable year of the Company during which he holds (or is considered to hold) the Common Shares in question and the Company is a PFIC (a "Non-electing U.S. Shareholder"), then special rules under Section 1291 will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of Common Shares, and (ii) certain "excess distribution" (as defined in the Code) by the Company. The Company has never made any distributions with respect to the Common Shares and it does not anticipate making any such distribution in the foreseeable future.

     A non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of Common Shares and all excess distributions over such shareholder's entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Shareholder (provided such U.S. Shareholder's holding period and beginning after December

                                  Form 20-F
                        Spectacular Attractions Inc.

31, 1986 for which it was a PFIC) would be taxed at the highest tax rates for each such prior year applicable to ordinary income. (Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions.) The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which is non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

     If the Company is a PFIC for any taxable year during which a non-electing U.S. Shareholder holds (or is considered to hold) Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Shareholder may determine this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC. Certain other elections are also available to Non-Electing U.S. Shareholders.

          Other PFIC Rules

     Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC, regardless of whether the Common Shares (or considered to be held) by an Electing or Non-electing U.S. Shareholder. For example, under Section 1297(b)(6) of the Code, a U.S. Shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock. In addition, under Section 1291(f) of the Code, the Treasury has authority to issue regulations that would treat as taxable certain transfers that are generally not so treated, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Shareholders.

          Future Developments

     The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereafter, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion, In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many such instances have not yet been promulgated and which may have retroactive

                                  Form 20-F
                        Spectacular Attractions Inc.

effect. Furthermore, legislation has been proposed which would replace the PFIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be re-introduced in subsequent years.

     ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.


     10.6.    Documents on Display

     You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC . Although we may make many of our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so.



Item 11.  Quantitative and Qualitative Disclosures About Market Risk

     Not applicable

Item 12.  Descriptions of Securities Other than Equity Securities

     Not applicable


                                     PART II
                                     -------


Item 13.  Defaults, Dividend Arrearages and Delinquencies

     Not applicable


                                  Form 20-F
                        Spectacular Attractions Inc.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable

Item 15.

     Not applicable

Item 16.

     Not applicable


                                  Form 20-F
                        Spectacular Attractions Inc.

                                    PART III

Item 17.  Financial Statements

     Audited Financial Statements include the balance sheet as at November 30, 2000 prepared by Morgan & Company Chartered Accountants.

     The financial statements are prepared in accordance with generally accepted accounting principles in United States generally accepted accounting principles, and are expressed in U.S. dollars.

Item 18.  Financial Statements

     See "Item 17 Financial Statement"
                  -------------------

Item 19.  Exhibits


1st Exhibit     Certificate of Incorporation

2nd Exhibit     Memorandum

3rd Exhibit     Articles of Association

4th Exhibit     Opinion of Gregory Yanke together with consent to use

5th Exhibit     Consent of Morgan & Company, chartered accountants







                                  Form 20-F
                        Spectacular Attractions Inc.

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of Section as of the Securities Exchange act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            SPECTACULAR ATTRACTIONS INC.

Dated: April 20, 2001
                                            By: /s/ John C.R. Cumming
                                            ------------------------------------
                                            President

                          SPECTACULAR ATTRACTIONS INC.


                              FINANCIAL STATEMENTS


                                NOVEMBER 30, 2000
                            (Stated in U.S. Dollars)

                          INDEPENDENT AUDITORS' REPORT



To the Directors of
Spectacular Attractions Inc.

We have audited the balance sheet of Spectacular Attractions Inc. as at November 30, 2000 and the statements of operations and deficit, cash flows, and stockholders' equity for the period from the date of organization, December 3, 1999 to November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and the results of its operations and cash flows for the period from the date of organization, December 3, 1999 to November 30, 2000 in accordance with United States generally accepted accounting principles.


Vancouver, B.C.                                             /s/ Morgan & Company

March 19, 2001                                             Chartered Accountants


             COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS ON
                         CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties that such as those described in Note 1 of the financial statements. Our report to the shareholders, dated March 19, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the Auditors' Report when the uncertainty is adequately disclosed in the financial statements.


Vancouver, B.C.                                             /s/ Morgan & Company

March 19, 2001                                             Chartered Accountants

                          SPECTACULAR ATTRACTIONS INC.

                                  BALANCE SHEET

                                NOVEMBER 30, 2000
                            (Stated in U.S. Dollars)


--------------------------------------------------------------------------------

ASSETS

Current
   Cash                                                            $     41,992
   Accounts receivable                                                    3,162
                                                                   ------------
                                                                         45,154

Capital Assets (Note 3)                                                 575,170
                                                                   ------------

                                                                   $    620,324
================================================================================

LIABILITIES

Current
   Accounts payable and accrued liabilities                        $     64,996
   Shareholder's loan (Note 4)                                           37,200
                                                                   ------------
                                                                        102,196
                                                                   ------------

SHAREHOLDERS' EQUITY

Share Capital
   Authorized:
      100,000,000 common shares without par value

   Issued and Outstanding:
      5,275,001 common shares                                           520,500

Deficit                                                                  (2,372)
                                                                   ------------
                                                                        518,128
                                                                   ------------

                                                                   $    620,324
================================================================================


Approved by the Directors:


       /s/ John Cumming                           /s/ Casey Forward
--------------------------------------    --------------------------------------

                          SPECTACULAR ATTRACTIONS INC.

                       STATEMENT OF OPERATIONS AND DEFICIT

               PERIOD FROM DATE OF ORGANIZATION, DECEMBER 3, 1999
                              TO NOVEMBER 30, 2000
                            (Stated in U.S. Dollars)


--------------------------------------------------------------------------------


Revenue                                                            $    246,926
                                                                   ------------

Operating Expenses
   Wages and salaries                                                    97,841
   Operating and supplies                                                 5,989
   Travel and parking                                                     4,658
   Insurance                                                              1,080
   Amortization                                                          34,133
                                                                   ------------
                                                                        143,701
                                                                   ------------

Gross Margin                                                            103,225
                                                                   ------------

General And Administrative Expenses
   Insurance                                                             10,853
   Interest and financing costs                                          50,495
   Management fees                                                       37,785
   Office and general expenses                                              583
   Professional fees                                                      4,000
   Travel and parking                                                     1,881
                                                                   ------------
                                                                        105,597
                                                                   ------------

Loss For The Period                                                      (2,372)

Deficit, Beginning Of Period                                               -

Deficit, End Of Period                                             $     (2,372)
================================================================================

Loss Per Share                                                     $      (0.01)
================================================================================

Weighted Average Number Of Shares Outstanding                         2,279,168
================================================================================

                          SPECTACULAR ATTRACTIONS INC.

                             STATEMENT OF CASH FLOWS

               PERIOD FROM DATE OF ORGANIZATION, DECEMBER 3, 1999
                              TO NOVEMBER 30, 2000
                            (Stated in U.S. Dollars)

--------------------------------------------------------------------------------

Cash Flows From Operating Activities
   Loss for the period                                             $     (2,372)
                                                                   ------------

Adjustments To Reconcile Net Income To Net
  Cash Used By Operating Activities
   Shares issued for other than cash                                     15,000
   Amortization                                                          34,133
   Change in accounts receivable                                         (3,161)
   Change in accounts payable and accrued liabilities                    64,996
                                                                   ------------
Total Adjustments                                                       110,968
                                                                   ------------
Net Cash Used In Operating Activities                                   108,596
                                                                   ------------

Cash Flows From Financing Activities
   Shareholder's loan                                                    37,200
   Shares issued for cash                                               405,500
                                                                   ------------
                                                                        442,700
                                                                   ------------

Cash Flows From Investing Activity
   Acquisition of capital assets                                       (509,304)
                                                                   ------------

Increase In Cash                                                         41,992

Cash, Beginning Of Period                                                  -
                                                                   ------------

Cash, End Of Period                                                $     41,992
================================================================================

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period, the Company issued 200,000 shares at a value of $100,000 in connection with the acquisition of certain climbing walls and the assignment of license agreements.

During the period, the Company issued 30,000 shares at a value of $15,000 as a fee for arranging bridge financing.

                          SPECTACULAR ATTRACTIONS INC.

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                NOVEMBER 30, 2000
                            (Stated in U.S. Dollars)



                                             Number
                                           Of Shares         Amount          Deficit         Total
Issuance Of Common Stock:
  For cash at $0.01 per share            4,300,001        $   43,000      $       -      $   43,000

  For cash at $0.50 per share              745,000           362,500              -         362,500

  As a fee for arranging bridge
   financing at $0.50 per share             30,000            15,000              -          15,000

  In connection with the acquisition
   of certain climbing walls and
   license agreements at $0.50
   per share                               200,000           100,000              -         100,000

Loss For The Period                           -                 -               (2,372)      (2,372)
                                         -----------------------------------------------------------
Balance, November 30, 2000               5,275,001        $  520,500      $     (2,372)  $  518,128
                                         ===========================================================

                         SPECTACULAR ATTRACTIONS INC.

                        NOTES TO FINANCIAL STATEMENTS

                              NOVEMBER 30, 2000
                          (Stated in U.S. Dollars)



1.    NATURE OF OPERATIONS

      Spectacular Attractions Inc.'s business activity involves the concessionaire operation of climbing wall attractions within the amusement industry. The Company presently operates in six amusement and theme park locations throughout the United States, providing pay-per-use services to the guests of the amusement and theme parks.

      These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. During the period ended November 30, 2000, the Company incurred a loss of $2,372. The Company's ability to continue its operations on a going concern basis is dependent upon obtaining additional financing, the support of creditors, and on future profitable operations. There is no assurance that the Company will be successful in achieving any, or all, of these objectives over the coming year. These financial statements do not give effect to any adjustments that would be necessary should the Company be unable to continue as a going concern.


2.    SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.

      The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below:

      a)   Revenue Recognition

      The Company follows the accrual method of reporting revenues.

      b)   Capital Assets and Amortization

      Capital assets are recorded at cost. Amortization is provided on the straight-line basis using the following annual rates:

                     Climbing walls                  20%
                     Operating equipment and tools   20%

                         SPECTACULAR ATTRACTIONS INC.

                        NOTES TO FINANCIAL STATEMENTS

                              NOVEMBER 30, 2000
                          (Stated in U.S. Dollars)



2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      c)   Income Taxes

      The Company has adopted the Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will be realized, a valuation allowance is recognized.

      d)   Financial Instruments

      The Company's financial instruments consist of cash, accounts receivable, accounts payable and shareholder's loans.

      Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

      e)   Loss Per Share

      Loss per share is calculated using the weighted average number of common shares outstanding during the year.


3.    CAPITAL ASSETS

      Climbing walls                                             $   606,778
      Other equipment                                                  2,525
                                                                 -----------
                                                                     609,303
      Less: Accumulated amortization                                  34,133
                                                                 -----------
                                                                 $   575,170
                                                                 ===========


4.    SHAREHOLDER'S LOAN

      The shareholder's loan totalling $37,200 is unsecured, non-interest bearing and has no specified terms of repayment.

                         SPECTACULAR ATTRACTIONS INC.

                        NOTES TO FINANCIAL STATEMENTS

                              NOVEMBER 30, 2000
                          (Stated in U.S. Dollars)

5.    RELATED PARTY TRANSACTIONS

      During the period ended November 30, 2000, the Company accrued management fees of $24,000 payable to a company controlled by a director.

      Operation of the climbing wall attractions is conducted through a company related to a director. The Company paid $13,385 to that company for services in connection with wall installations and $13,385 for management services.

      The Company acquired two climbing walls and an assignment of the license agreements for operation of the walls in two amusement parks from a company that is related to a director for $150,000 cash, and the issuance of 200,000 of the Company's shares at a value of $0.50 per share.


6.    CONTRACTUAL OBLIGATIONS

      The Company has entered into licensee agreements under which the Company has agreed to provide services under revenue sharing formulae. These agreements terminate in November 2001, 2002 and 2003.

BRITISH COLUMBIA

                                                                  NUMBER: 596909



                                   COMPANY ACT



                          CERTIFICATE OF INCORPORATION


                              I Hereby Certify that


                          SPECTACULAR ATTRACTIONS INC.


              has this day been incorporated under the Company Act



               Issued under my hand at Victoria, British Columbia

                              On December 03, 1999


                                  /s/ J S Powell


                                 JOHN S. POWELL
                             Registrar of Companies
                          PROVINCE OF BRITISH COLUMBIA
                                     CANADA



                                     "SEAL"

                          PROVINCE OF BRITISH COLUMBIA
                           ----------------------------


                                   COMPANY ACT

                                  MEMORANDUM OF

                          SPECTACULAR ATTRACTIONS INC.


I wish to be formed into a company with limited liability under the Company Act in pursuance of this memorandum.

1.  The name of the company is:     "SPECTACULAR ATTRACTIONS INC.".

2. The authorized capital of the company consists of 100,000,000 (One Hundred Million) common shares without par value.

3. I agree to take the number and kind and class of shares in the company set opposite my name.


--------------------------------------------------------------------------------
                                                      Number and Kind
Full Name, Resident Address and                       and Class of
Occupation of Subscriber(s)                           Shares Taken by
                                                      Subscriber
--------------------------------------------------------------------------------



"John C R Cumming"


John C. R. Cumming                                    One (1) Common Share
4908 Pine Crescent,                                   without par value
Vancouver, B.C.  V6M 3P6
Barrister & Solicitor
--------------------------------------------------------------------------------


Total shares taken:                                   One (1) Common Share
                                                      without par value

--------------------------------------------------------------------------------


Dated at Vancouver, B.C. this 18th day of November, 1999.

                            ARTICLES OF ASSOCIATION

                                       OF

                          SPECTACULAR ATTRACTIONS INC.



                                TABLE OF CONTENTS

PART               ARTICLE               SUBJECT

1          INTERPRETATION
           1.1                    Definitions
           1.2                    References to Writing
           1.3                    Included Meanings
           1.4                    Definitions Same as Company Act
           1.5                    Interpretation Act Rules of Construction Apply

2          SHARES
           2.1                    Form of Certificate
           2.2                    Entitlement of Joint Owners to Certificate
           2.3                    Certificate for Redeemable Shares
           2.4                    Delivery of Certificates
           2.5                    Mechanically Reproduced Signatures
           2.6                    Recognition of Trusts

3          ISSUE OF SHARES
           3.1                    Directors Authorized
           3.2                    Commissions and Brokerage

4          SHARE REGISTERS
           4.1                    Branch Register of Members

5          TRANSFER OF SHARES
           5.1                    Directors' Consent Required
           5.2                    Transfer of Shares
           5.3                    Execution of Instrument of Transfer
           5.4                    Enquiry as to Title not Required
           5.5                    Submission of Instrument of Transfer
           5.6                    Transfer Fee


6          ALTERATION OF CAPITAL
           6.1                    Increase of Authorized Capital by Ordinary
                                  Resolution
           6.2                    New Shares Subject to Articles

7          PURCHASE AND
           REDEMPTION OF SHARES
           7.1                    Company authorized to Purchase its Own Shares
           7.2                    Partial Redemption of Shares

8          BORROWING POWERS
           8.1                    Powers of Directors
           8.2                    Features of Debt obligations
           8.3                    Branch Register of Debentureholders
           8.4                    Mechanically Reproduced Signatures

9          GENERAL MEETINGS
           9.1                    Extraordinary General Meetings
           9.2                    Calling of Extraordinary General Meetings
           9.3                    Notice of General Meeting
           9.4                    Postponement of Meeting Following
                                  Advance Notice
           9.5                    Notice of General Meeting at which
                                  Document to be Considered

10         PROCEEDINGS AT
           GENERAL MEETINGS
           10.1                   Special Business
           10.2                   Requirement of Quorum
           10.3                   Quorum
           10.4                   Lack of Quorum
           10.5                   Chairman
           10.6                   Alternate Chairman
           10.7                   Solicitor as Chairman
           10.8                   Adjournments
           10.9                   Resolutions Need Not be Seconded
           10.10                  Decisions by Show of Hands or Poll
           10.11                  Casting Vote
           10.12                  Chairman to Determine Disputes
           10.13                  Polls
           10.14                  Casting of Votes
           10.15                  Ordinary Resolution Sufficient

11         VOTES OF MEMBERS
           11.1                   Number of Votes Per Share of Member
           11.2                   Representative of Corporate Member
           11.3                   Corporate Member May Appoint Proxyholder
           11.4                   Votes by Joint Holders
           11.5                   Votes by Committee for a Member
           11.6                   Committee May Appoint Proxyholder
           11.7                   Appointment of Proxyholders
           11.8                   Execution of Form of Proxy
           11.9                   Deposit
           11.10                  Chairman to Determine Validity
           11.11                  Form of Proxy
           11.12                  Revocation of Proxy

12         CLASS AND
           SERIES MEETINGS
           12.1                   General Meeting Provisions Apply

13         DIRECTORS
           13.1                   First and Succeeding Directors
           13.2                   Remuneration and Expenses of Directors
           13.3                   Qualification of Directors

14         ELECTION AND
           REMOVAL OF DIRECTORS
           14.1                   Election at Annual General Meetings
           14.2                   Eligibility of Retiring Directors
           14.3                   Continuance of Directors
           14.4                   Election of Less Than Fixed Number of
                                  Directors
           14.5                   Filling a Casual Vacancy
           14.6                   Additional Directors
           14.7                   Alternate Directors
           14.8                   Termination of Directorship

15         POWERS AND DUTIES
           OF DIRECTORS
           15.1                   Management of Affairs and Business
           15.2                   Appointment of Attorney

16         DISCLOSURE
           OF INTEREST
           OF DIRECTORS
           16.1                   Quorum re Proposed Contract
           16.2                   Director May Hold Office or Place
                                  of Profit with Company
           16.3                   Director Acting in Professional Capacity
           16.4                   Director Receiving Remuneration
           16.5                   From Other Interests

17         PROCEEDINGS OF
           DIRECTORS
           17.1                   Chairman and Alternate
           17.2                   Meetings - Procedure
           17.3                   Meetings by Conference Telephone
           17.4                   Notice of Meeting
           17.5                   Waiver of Notice of Meetings
           17.6                   Quorum
           17.7                   Continuing Directors May Act During Vacancy
           17.8                   Validity of Acts of Directors
           17.9                   Resolution in Writing

18         EXECUTIVE AND
           OTHER COMMITTEES
           18.1                   Appointment of Executive Committee
           18.2                   Appointment of Committees
           18.3                   Procedure at Meetings


19         OFFICERS
           19.1                   President and Secretary Required
           19.2                   Qualification, Remuneration and Duties of
                                  Officers

20         INDEMNITY AND
           PROTECTION OF
           DIRECTORS,
           AND EMPLOYEES
           20.1                   Indemnification of Directors
           20.2                   Indemnification of Officers, Employees and
                                  Agents
           20.3                   Indemnification not Invalidated by
                                  Non-compliance
           20.4                   Insurance

21         DIVIDENDS AND
           RESERVES
           21.1                   Declaration of Dividends
           21.2                   Date for Payment
           21.3                   Proportionate to Number of Shares Held
           21.4                   Reserves
           21.5                   Receipts from Joint Holders
           21.6                   No Interest on Dividends
           21.7                   Payment of Dividends
           21.8                   Capitalization of Undistributed Surplus

22         ACCOUNTING
           RECORDS
           22.1                   Accounts to be Kept
           22.2                   Inspection of Accounts

23         NOTICES
           23.1                   Method of Giving Notice
           23.2                   Notice to Joint Holders
           23.3                   Notice to Personal Representative
           23.4                   Persons to Receive Notice

24         SEAL
           24.1                   Affixation of Seal to Documents
           24.2                   Reproduction of Seal

25         MECHANICAL
           REPRODUCTION
           OF SIGNATURES
           25.1                   Mechanical Reproduction of Signatures
           25.2                   Instrument Defined

                          PROVINCE OF BRITISH COLUMBIA
                                   COMPANY ACT

                                   ARTICLES OF

                          SPECTACULAR ATTRACTIONS INC.

                                     PART 1
                                 INTERPRETATION

     1.1 In these articles, unless there is something in the subject or context inconsistent therewith:

     "Board", "Board of directors" and "directors" mean the directors or sole director of the company for the time being.

     "company" means the company named at the head of these articles.

     "Company Act" means the Company Act of the province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

     "registered owner" or "registered holder" when used with respect to a share in the authorized capital of the company means the person registered in the register of members in respect of such share.

     "solicitor of the company" means any partner, associate or articled student of the law firm retained by the company in respect of the matter in connection with which the term is used.

     1.2 References in these articles to writing shall be construed as including references to printing, lithography, typewriting, photography, or other modes of representing or reproducing words in a visible form.

     1.3 Words in these articles importing singular include the plural and vice versa and words importing a male person include a female person and a corporation.

     1.4 Any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning when used in these articles.

     1.5 The rules of construction contained in the Interpretation Act of the province of British Columbia shall apply, mutatis mutandis, the interpretation of these articles.


                                     PART 2
                          SHARES AND SHARE CERTIFICATES

     2.1 Subject to the requirements of the Company Act, every share certificate issued by the company shall be in such form as the directors approve.

     2.2 In respect of shares held jointly by several persons, the company shall not be bound to issue more than one certificate, and the delivery of a certificate for such shares to one of several joint registered holders or to this duly authorized agent shall be sufficient delivery to all.

     2.3 The company shall not be bound to issue certificates representing redeemable shares if such shares are to be redeemed within one month of the date on which they were allotted.

     2.4 Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share so sent being lost in the mail or stolen.

     2.5 A share certificate which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the company Act, is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of such certificate.

     2.6 Except as required by law, statute or these articles, no person shall be recognized by the company as holding any share upon any trust, and the company shall not be bound or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in a fractional part of a share (except only as by law, statute or these articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.


                                     PART 3
                                 ISSUE OF SHARES

     3.1 Subject to the requirements of the Company Act with respect to pro rata offerings and otherwise and to any direction to the contrary, save fro a direction which, at the discretion of the directors, may not be proceeded with, contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the directors who may, subject to he rights of the holders of the shares of the company for the time being outstanding, issue, allot, sell or otherwise dispose of, and grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the company, at such times, to such persons (including directors), in such manner, upon such terms and conditions and at such prices or for such consideration, as the directors in their absolute discretion, may determine.

     3.2 Subject to the provisions of the Company Act, the company, or the directors on behalf of the company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the company.


                                     PART 4
                                 SHARE REGISTERS

     4.1 Subject to the provisions of the Company Act, the company may keep or cause to be kept within or outside British Columbia by a trust company registered under the Trust Company Act of the Province of British Columbia one or more branch registers of members.

                                     PART 5
                               TRANSFER OF SHARES

     5.1 Notwithstanding any other provision of these articles, if the company is, or becomes:

     (a)     a company which is not a reporting company;
     (b) a reporting company that has not, with respect to any of its securities, filed a prospectus with the Superintendent of Brokers for British Columbia or any similar securities regulatory body within or outside British Columbia and obtained therefore a receipt or its equivalent; or
     (c) a reporting company that does not have any of its securities listed for trading on any stock exchange;

then no shares shall be transferred without the previous consent of the directors expressed by resolution of the Board and the directors shall not be required to give any reason for refusing to consent to any proposed transfer. The consent of the Board required by this article may be in respect of a specific proposed trade or trades generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the directors may determine.

     5.2 Subject to the provisions of the memorandum and these articles, any, member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the company or its transfer agent. The instrument of transfer of any share shall be in the form, if any, on the back of the company's share certificates or in such other form as the directors may from time to time approve. Except to the extent that the company Act may otherwise provide, the transferor shall be deemed to remain the holder of any share until the name of the transferee is entered in the register of members or a branch register in respect thereof.

     5.3 The signature of the registered owner of any shares, or his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the company. Its directors, officers and agents to register, in the name of the company, the number of shares specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer.

     5.4 Neither the company nor any director, officer or agent thereof shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person designated in writing by the person depositing the instrument of transfer with the company, or be liable to any claim by the registered owner or by an intermediate owner or holder of the certificate or of any of the shares represented, shall confer upon the person whose name the shares have been registered a valid title to such shares.

     5.5 Every instrument of transfer shall be executed by the transferor, or his duly authorized attorney, and left at the registered office of the company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, ass the directors or the transfer agent or registrar may require to prove the authority of any such attorney, the title of the transferor or his right to transfer the shares, and the right of the transferee to have the title transferred. All instruments of transfer, where the transfer is registered, shall be retained by the company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

     5.6 There shall be paid to the company in respect of the registration of any transfer such sum, if any, as the directors may form time to time determine.


                                     PART 6
                              ALTERATION OF CAPITAL

     6.1 The company may by ordinary resolution filed with the registrar alter its memorandum to increase the authorized capital of the company by:

     (a) creating shares with par value or shares without par value, or both;
     (b) increasing the number of shares with par value or without par value, or both;
     (c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

     6.2 Any new shares of the company created pursuant to an increase in the authorized capital of the company shall be subject to the provisions of these articles.


                                     PART 7
                        PURCHASE AND REDEMPTION OF SHARES

     7.1 Subject to the special rights and restrictions attached to any class or series of shares, the company may, by a resolution of the directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution.

     7.2 If the company proposes at its option to redeem some but not all of the shares of any class or series, the directors may by resolution, subject to the special rights or restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected.


                                     PART 8
                                BORROWING POWERS

     8.1     The directors may from time to time authorize the company to:

     (a) borrow money in such manner and amount on such security form such sources and upon such terms and conditions as they in their absolute discretion think fit;
     (b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the company or and other person;
     (c) mortgage, charge, whether by way of specific or floating charge, or give other security o the undertaking, or on the whole or any part of the property and assets of the company, both present and future.

     8.2 Any bonds, debentures or other debt obligations of the company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the company, appointment of directors or otherwise and may by their terms be assignable free form any equities between the company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

     8.3 The company may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the directors may from time to time determine.

     8.4 A bond, debenture or other debt obligation which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the Company Act, is as valid as if signed manually notwithstanding that any person whose signature is as printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation at the date of the issue thereof.


                                     PART 9
                                GENERAL MEETINGS

     9.1 Any general meeting other than an annual general meeting is herein referred to as an extraordinary general meeting.

     9.2 The directors may, whenever they think fit, convene an extraordinary general meeting for whatever purpose or purposes the directors may determine.

     9.3 A notice convening a general meeting specifying the place, the day and the hour of the meeting, and, in the case of special business as defined in article 10.1, the general nature of that business, shall be given as provided in the Company Act, to members entitled to receive such notice form the company. No notice need be given of business that is not special business. Accidental omission to give notice of a meeting, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

     9.4 Where, in accordance with the Company Act, the company has published in prescribed manner a 56 day advance notice of a general meeting at which directors are to be elected, the company may, notwithstanding such notice, postpone the general meeting to a date other than that specified in such notice. In the event of such a postponement, the company shall publish, in the same manner prescribed for the original notice, a notice of the postponement of the meeting which notice shall include, if the date to which the meeting is postponed is known, the same information as is required by the Company Act to be included in the original notice. If the date if the date to which the meeting is postponed is not known, the notice of postponement need state only that the meeting is postponed until further notice, provided that once such date is known, the company shall publish a new 56 day notice which shall comply with the Company Act. The date to which any such meeting is postponed shall be deemed to be the date of the meeting for the purpose of complying with any time limitations in respect of general meetings prescribed by the Company Act.

     9.5 Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspect ion by members at the registered office or the records office of the company or at some other place in British Columbia designated in the notice during normal business hours up to the date of such general meeting

                                     PART 10
                         PROCEEDINGS AT GENERAL MEETINGS

     10.1 All business shall be deemed special business which is transacted at:

     (a)     an extraordinary meeting; and
     (b) an annual general meeting other than the consideration of the financial statements and of the reports of the directors and the auditor, fixing or changing the number of directors, the election of directors, the appointment of the auditor, the fixing of the remuneration of the auditor and such other business as by these articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the directors.

     10.2 No business, other than the election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

     10.3 Subject to article 10.4, a quorum shall be one member, or one proxyholder representing members, holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member of the company, the quorum is one person present or being, or representing by proxy, such member. The directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder or is otherwise entitled to vote thereat.

     10.4 If within half an hour from the time appointed for a general meeting a quorum is not present the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

     10.5 The Chairman of the Board, if any, or in his absence the President of the company or in his absence a Vice-President of the company, if any, shall be entitled to preside as chairman at every general meeting of the company.

     10.6 If none of the persons referred to in article 10.5 is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the directors present shall choose one of their number or the solicitor of the company to be chairman or, if all of the directors present and the solicitor of the company decline to take the chair or the directors shall fail to so choose or if not director is present, the persons present and entitled to vote shall choose one of the their number to be chairman.

     10.7 Notwithstanding articles 10.5 and 10.6, with the consent of the meeting, which consent may be expressed by the failure of any person present and entitled to vote to object, the solicitor of the company may act as chairman of the meeting.

     10.8 The chairman may and shall, if so directed by the meeting, adjourn the meeting from the time to time and form place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not the advance notice otherwise required with respect to the election of directors, of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

     10.9 No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

     10.10 Subject to the provisions of the Company Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless, before or on the declaration of the result of a show of hands, a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, unless the poll is to be taken at some later time pursuant to article 10.13, and such decision shall be entered in the book of proceedings of the company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

     10.11 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member or proxyholder.

     10.12 In the case of any dispute as to the admission re rejection of a vote, whether by show of hands or on a poll, the chairman shall determine the same, and his determination made in good faith shall be final and conclusive.

     10.13 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, reasonably convenient, but in no event later than seven days after the meeting and at such time and at such place and in such manner as the chairman of the meeting directs. When the result of a poll indicates that a particular motion has carried by the requisite majority or failed, the result shall be deemed to be the result of the meeting at which the poll was demanded, takes at the time of such meeting, and such result shall be entered in the book of proceedings of the company, which entry, following destruction of the ballots cast on the poll, shall be conclusive evidence of such result. The demand for a poll shall not, unless the chairman so rules, prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

     10.14 On a poll, a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

     10.15 Unless the Company Act, the memorandum or these articles otherwise provide, any action to be taken by resolution of the members may be taken by ordinary resolution.


                                     PART 11
                                VOTES OF MEMBERS

     11.1 Subject to any special voting rights or restrictions attached to any class or series of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person at a general meeting and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

     11.2 Any corporation, not being a subsidiary of the company, which is a member of the company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting, class meeting or series meeting. The person so authorized shall be entitled, subject to producing satisfactory evidence of his authority s hereinafter provided, to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member or the company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative shall be demonstrated by presenting to the chairman of the meeting prior to commencement of the meeting, a copy of the authorizing resolution certified under seal by the Secretary of the member corporation and by presenting evidence to the chairman of the identity of the person presenting himself as the representative. In the absence of such evidence, the chairman shall determine whether or not any such person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

     11.3 Any corporation, not being a subsidiary of the company, which is a member of the company may appoint a proxyholder.

     11.4 Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting, either personally or by proxy, in respect of the share as if he were solely entitled to it. If more than one of the joint members is present at any meeting, personally r by proxy, the joint member present whose name stands first in the register in respect of the share shall alone be entitled to vote in respect of that share. Several executors or administrators of a deceased member in whose sole name any share stands shall, for the purpose of this article, be deemed joint members.

     11.5 A member of unsound mind entitled to attend vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court. Evidence of the appointment of any such committee, curator bonis or other person shall be demonstrated by presenting to the chairman of the meeting, prior to commencement of the meeting, a notarially certified copy of the court order by which he was appointed and by presenting evidence acceptable to the chairman that he is the person named in the order as appointee. In the absence of such evidence, the chairman shall determine whether or not any such committee, curator bonis, or other person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

     11.6 A committee, curator bonis or other person appointed in respect of a member of unsound mind and entitled to vote as aforesaid may appoint a proxyholder.

     11.7 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more, but not more than five, proxyholders to attend, act and vote for him on the same occasion. If such member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxhyholder. A proxyholder need not be member of the company.

     11.8 A proxy shall be in writing executed by the member or his attorney duly authorized in writing, or, where the member is a corporation, by a duly authorized officer, attorney or representative appointed pursuant to article 11.2, of the corporation, or, where a proxy is given by a committee, curator bonis or other person appointed by court order or behalf of a member of unsound mind, by such committee, curator bonis or other person. A proxy executed on behalf of a member by his attorney duly authorized in wiring or on behalf of a corporate member by a duly authorized officer or corporate representative or on behalf of a member of unsound mind by his committee, curator bonis or other person duly appointed by court order, shall be accompanied by the power of attorney, the document whereby the officer or corporate representative derives his authority or the court order, as the case may be, or a notarially certified copy thereof.

     11.9 Unless some other time by which proxies must be deposited has been fixed by the directors, a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the place specified for that purpose in the notice convening the meeting, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the meeting or adjourned meeting in respect of which the person named in the proxy is appointed. In addition to any other method of depositing proxies provided for in these articles, the directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and, subject to the Company Act, fixing the time or times for depositing the proxies preceding the meeting or adjourned meeting specified in the notice calling the meeting, and providing for particulars of such proxies to be sent to the company or any agent of the company appointed for the purpose of receiving such particulars, and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part, and votes given in accordance with such regulations shall be valid and shall be counted.

     11.10 The chairman of the meeting shall determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of this Part as to form, execution, accompanying documentation, time of filing or otherwise shall be valid for use at such meeting and any such determination made in good faith shall be final and conclusive.

     11.11 Unless the Company Act or any statute or law which is applicable to the company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the directors or the chairman of the meeting shall approve:

                          SPECTACULAR ATTRACTIONS INC.

The undersigned, being a member of the above named company, hereby

appoints                 or failing him                         as
         ----------------               -----------------------

proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the company to be held on the
                                                                    ------
day of         , 20    and at any adjournment thereof.
       --------    ---

     Signed this      day of              , 20   .
                 ----        -------------    ---

                         -------------------------------
                               Signature of Member

     11.12     Every proxy may be revoked by an instrument in writing

     (a) executed by the member giving the same or his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and
     (b) delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law. The provisions of this article shall apply mutatis mutandis to a proxy executed by a corporate representative or by a committee, curator bonis or other person duly appointed by court order in respect of a member of unsound mind.


                                     PART 12
                            CLASS AND SERIES MEETINGS

In the event of a meeting of the members of any class or series of shares of the company, the provisions of these articles relating to the call and conduct and voting at general meetings shall apply to the extent applicable; provided however that the quorum for a class or series meeting, unless otherwise specified in the special rights or restrictions attached to the shares of the class or series, shall be one person holding or representing by proxy at least one-third of the issued shares of that class or series.


                                     PART 13
                                    DIRECTORS

     13.1 The subscribers to the memorandum of the company are the first directors. The directors, if any, to succeed the first directors may be appointed in writing by a majority of the subscribers to the memorandum or at a meeting of the subscribers or, if not so appointed, shall be elected by the members entitled to vote on the election of directors. The number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not

     13.2 The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the members. Such remuneration may be in additions to any salary or other remuneration paid to any officer or employee of the company as such who is also a director. The directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the company and if any director shall perform any professional or other services for the company that in the opinion of the directors are outside the ordinary duties of a director or shall be specially occupied in or about the company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to received. The directors on behalf of the company, unless otherwise determined by ordinary resolution, may be paid a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

A director shall not be required to hold a share in the capital of the company as qualification for his directorship.


                                     PART 14
                        ELECTION AND REMOVAL OF DIRECTORS

     14.1 At each annual general meeting of the company all the directors shall retire and the members entitled to vote thereat shall elect a Board of Directors.

     14.2     A retiring director shall be eligible for re-election.

     14.3 Where the company fails to hold an annual general meeting in accordance with the Company Act, the directors then in office shall be deemed to have been elected or appointed as directors pursuant to these articles on the last day on which the annual general meeting could have been held, and they may hold office until other directors are appointed or elected until the day on which the nest annual general meeting is held.

     14.4 Where the number of directors of the company has been fixed by ordinary resolution, the Board elected at any annual general meeting shall, if the number of nominees is sufficient, consist of that number. If the Board elected consists of fewer directors than the number so fixed, the vacancies remaining on the Board shall be deemed to be casual vacancies.

     14.5 Any casual vacancy occurring in the Board of Directors may be filled by the remaining directors or director.

     14.6 Regardless of the number of directors of the company as may have been fixed by ordinary resolution, between annual general meetings the directors shall have the power to appoint one or more additional directors but not more than one-third of the number of directors elected or appointed at the last general meeting

     14.7 Any director by instrument in writing delivered to the company may appoint any person to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director with in a reasonable time after delivery of such instrument ot the company. Every such alternate shall be entitled to notice of meetings of the directors and to attend and vote as a director at a meeting at which the person appointing him is not personally present, and, if he is a director, to have a separate vote on behalf of the directors he is representing in addition to his own vote. A director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate, if any, shall be payable out of the remuneration of the director appointing him.

     14.8 In addition to the applicable provisions of the Company Act, a director ceases to hold office when he is convicted of an indictable offence and the other directors have unanimously resolved to remove him.

                                     PART 15
                         POWERS AND DUTIES OF DIRECTORS

     15.1 The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the Company Act or the memorandum or these articles, required to be exercised by the company in general meeting.

     15.2 The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its subcommittees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretion for the time being vested in him.


                                     PART 16
                       DISCLOSURE OF INTEREST OF DIRECTORS

     16.1 A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved.

     16.2 A director may hold any office of profit with the company, other than the office of auditor of the company, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no other director or intended director shall be disqualified by his office for contracting with the company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the company in which a director is in any way interested shall be liable to be voided by reason thereof.

     16.3 Subject to compliance with the Company Act, a director or his firm may act in a professional capacity for the company and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

A director may be or become a director of other officer or employee of, or otherwise interested in, any corporation or firm, whether or not the company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such director shall not be accountable to the company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in, such other corporation.

                                     PART 17
                            PROCEEDINGS OF DIRECTORS

     17.1 The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the

President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the president have advised the Secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting. With the consent of the meeting, the solicitor of the company, if present, may act as chairman of the meeting.

     17.2 The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice, if any, as the Board may by resolution from time to time determine.

     17.3 A director may participate in a meeting of the Board or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other and provided that no director objects to such participation. A director participating in a meeting in accordance with this article shall be deemed to be present at the meeting and shall be counted in the quorum therefore and be entitled to speak and vote thereat.

     17.4 A director may, and the Secretary or an Assistant Secretary upon request of a director shall, cal a meeting of the Board at any time. Reasonable notice as such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each director and alternate director at his address as it appears on the books of the company or by leaving it at his usual business address or residential address or by telephone, telegram telex or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of directors to any director or alternate director (a) who is at the time not in the province of British Columbia or (b) is such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

     17.5 Any director of the company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn, no notice need be given to such director and, unless the director otherwise requires in writing to the Secretary, to his alternate director of any meeting of directors, and all meetings of directors so held shall not be deemed to have been improperly called or so constituted by reason of notice not having been given to such director or alternate director.

     17.6 The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors holding office at the time, or if the shall have only one director, shall be one director.

     17.7 The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number, if any, fixed pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the company, but for no other purpose.

     17.8 Subject to the provisions of the Company Act, all acts done by any meeting of the directors or of a committee of directors, or by any person acting as a director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as is every such person had been duly elected or appointed and was qualified to be a director.

     17.9 A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.


                                     PART 18
                         EXECUTIVE AND OTHER COMMITTEES

     18.1 The directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the Board, all powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, the Executive Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The Executive Committee shall keep regular minutes of its business and shall cause them to be recorded in the books kept for that purpose, and shall report the same to the Board of directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts proposed by the Executive Committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of such committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and many appoint such assistants as it may deem necessary. The quorum necessary for the transaction of business of the Executive Committee shall be a majority of its members.

     18.2 The directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution. All committees so appointed shall keep shall keep regular minutes of their business and shall cause them to be recorded in the books kept for that purpose, and shall report the same to the Board of directors at such times as the Board of Directors may from time to time require. The directors shall have the power at any time to revoke or override the authority given to or acts proposed by any such committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of its business and many appoint such assistants as it may deem necessary. The quorum necessary for the transaction of business of the Executive Committee shall be a majority of its members.

     18.3 The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present and, in the case of an equality of votes, the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated on any counterpart.


                                     PART 19
                                    OFFICERS

     19.1 The directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the directors shall determine and the directors may, at any time terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

     19.2 One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a director. The other officers need not be directors. The remuneration of the officers of the company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the directors. Such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive, after he ceases to hold such office or leaves the employment of the company, a pension or gratuity. The directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may form time to time revoke, withdraw, alter or vary all or any such functions, duties and powers. Notwithstanding the foregoing, the Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.


                                     PART 20
                           INDEMNITY AND PROTECTION OF
                        DIRECTORS, OFFICERS AND EMPLOYEES

     20.1 Subject to the provisions of the Company Act, the directors shall cause the company to indemnify a director or a former directors of the Company and the directors may cause the company to indemnify a director or a former director of a corporation of which the company is or was a shareholder, and in either case the heirs and personal representatives of any such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgement in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being of having been a director of the company or a director of such corporation, including any action brought by the company or any such corporation. Each director of the company on being elected or appointed shall be deemed to have contracted with the company on the terms of the foregoing indemnity.

     20.2 Subject to the provisions of the Company Act, the directors may cause the company to indemnify any officer, employee or agent of the company or a corporation of which the company is or was a shareholder (notwithstanding that he is also a director), and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them resulting from his acting as an officer, employee or agent of the company or such corporation. In addition, the company shall indemnify the Secretary or an Assistant Secretary of the company (if he shall not be a full time employee of the company and notwithstanding that he is also a director), and his heirs and legal representatives, against all costs, charges and expenses whatsoever incurred by him or them arising out of the functions assigned to the Secretary by the

Company Act and each such Secretary and Assistant Secretary shall on being appointed shall be deemed to have contracted with the company on the terms of the foregoing indemnity.

     20.3 The failure of a director or officer of the company to comply with the provisions of the Company Act or of the memorandum or these articles shall not invalidate any indemnity to which he is entitled under this Part.

     20.4 The directors may cause the company to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the company or as a director, officer, employee or agent of any corporation of which the company is or was a shareholder, and his heirs or personal representatives, against any liability incurred by him as a director, officer, employee or agent, as the case may be.


                                     PART 21
                              DIVIDENDS AND RESERVE

     21.1 The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. The company may pay any such dividend wholly or in part y the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the company or any other corporation or in any one or more such ways as may be authorized by the company or any other corporation on in any one or more such ways as may be authorized by the company or the directors. Where any difficulty arises with regard to such distribution, the directors may settle the same as they think expedient, and may determine that cash payments, in substitution for all or any part of the specific assets to which any member may otherwise be entitled, shall be made to any members on the basis of the value so fixed in order to adjust the right of all parties and may vest any such specific assets in trustees for the persons entitles to the dividend as may seem expedient to the directors.

     21.2 Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

     21.3 Subject to the rights of members, if any, holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

     21.4 The directors may, before declaring any dividend, set aside out of funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments as the directors may form time to time think fit. The directors may also, without placing the same in reserve, carry forward such funds as they consider prudent not to divide.

     21.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

     21.6 No dividend shall bear interest against the company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

     21.7 Any dividend, bonus or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register of members, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extend of the sum represented thereby, plus the amount of any tax required by law to be deducted, discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

     21.8 Notwithstanding anything contained in these articles, the directors may from time to time capitalize any undistributed surplus on hand of the company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the company as dividend representing such undistributed surplus on hand or any part thereof.


                                     PART 22
                               ACCOUNTING RECORDS

     22.1 The company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the company in order properly to record the financial affairs and condition of the company and to comply with the Company Act.

     22.2 Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no member of the company shall be entitled to inspect the accounting records of the company.


                                     PART 23
                                     NOTICES

     23.1 A notice, statement or report may be given or delivered by the company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, preparing and mailing the notice, statement or report and to have been given on the day, Saturdays and holidays excepted, following the date of mailing. A certificate, signed by the Secretary or other officer of the company or of any other corporation acting in that behalf for the company, stating in the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

     23.2 A notice, statement or report may be given or delivered by the company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

     23.3 A notice, statement or report may be given or delivered by the company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it by mail, prepaid, addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address, if any supplied to the company for such purpose by the persons claiming to be so entitled, or, until such address has been so supplied, by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

     23.4 Notice of every general meeting or meeting of members holding shares of a particular class or series shall be given in a manner hereinbefore authorized to every member holding, at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right of notice of and to attend and vote at any such meeting. No other person except the auditor of the company and the directors of the company shall be entitled to receive notice of such meeting.


                                     PART 24
                                      SEAL

     24.1 The directors may provide a seal for the company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

     (a)     any two directors; or
     (b) one of the Chairman of the Board, the President, the Managing Director, a director and a Vice President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, and Assistant Treasurer or an Assistant Secretary-Treasurer; or
     (c)     If the company shall have only one member, the President alone; or
     (d) such person or persons as the directors may from time to time by resolution appoint.

     24.2 And the said directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution, the seal may be affixed in the presence of any one director or officer. Any document to which the seal of the company is affixed in accordance with the provisions of this article shall be deemed for all purposes to be a valid and binding obligation of the company in accordance with its terms.

     24.2 To enable the seal of the company to be affixed to any bonds, debentures, share certificates, or other securities of the company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the company are, in accordance with the Company Act or these articles, printed or otherwise mechanically reproduced, there may be delivered to the firm or person employed to engrave, lithograph or print such definitive on interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the company's seal and the Chairman of the Board, the President, the Managing Director, or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or person to cause the company's seal to be affixed to such definitive or interim bonds, debentures, share certificates, or other securities by the use of such dies. Bonds, debentures, share certificates, or other securities to which the company's seal has been so affixed shall for all purposes be deemed to be under and to bear the company's seal lawfully affixed thereto.

                                     PART 25
                      MECHANICAL REPRODUCTION OF SIGNATURES

     25.1 The signature of any officer, director, registrar, branch registrar, transfer agent or branch agent of the company, unless otherwise required by the Company Act or by these articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the company or any officer thereof. Any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents as is such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of delivery or issue of such instrument

     25.2 The term "instrument" as used in article 25.1 shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the company, bonds, debentures and other debt obligations of the company and all paper writings.




/s/ John C R Cumming
--------------------------------


John C.R. Cumming


November 18, 1999

                        -----------------------------------
                         GREGORY S. YANKE LAW CORPORATION
                        -----------------------------------

                          200 - 675 West Hastings Street
                           Vancouver, British Columbia
                                     V6B 1N2
                           Telephone:  (604) 681-7600
                           Facsimile:  (604) 681-7622
                           E-Mail:  greg@yankelaw.com

April 20, 2001

Spectacular Attractions Inc.
501 - 1200 West Pender Street
Vancouver, British Columbia
V6C 2S9

Dear Sirs:

Re:     Legal Opinion
---------------------

I have acted for Spectacular Attractions Inc., a British Columbia corporation (the "Company"), in connection with the preparation of the registration statement on Form 20-F (the "Registration Statement") filed with the Securities & Exchange Commission (the "Commission") relating to the offering of certain common shares in the Company's capital stock.

In rendering the opinion set forth below, I have reviewed:

1. the Registration Statement and the Exhibits attached thereto dated April 20, 2001;

2.     the Company's Articles of Incorporation;

3.     the Company's Memorandum of Incorporation;

4. certain records of the Company's corporate proceeding as reflected in its minute books; and

5.     such statutes, records and other documents as I have deemed relevant.

In my examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, and conformity with the originals of all documents submitted to me as copies thereof. In addition, I have made such other examinations of law and fact as I have deemed relevant in order to form a basis for the opinion hereinafter expressed.

Based upon the foregoing, I am of the opinion that the common shares of the Company are validly issued, fully paid and nonassessable. This opinion is based on British Columbia general corporate law.

Yours truly,

GREGORY S. YANKE LAW CORPORATION

PER:  /s/ Greg Yanke

GREG YANKE

                       CONSENT OF INDEPENDENT ACCOUNTANTS




We hereby consent to the inclusion of our Auditors' Report, dated March 19, 2001, on the financial statements of Spectacular Attractions Inc. as at November 30, 2000 in the Company's Registration Statement on Form 20F, when such financial information is read in conjunction with the financial statements referred to in our Report.




Vancouver, Canada                                           /s/ Morgan & Company

April 17, 2001                                             Chartered Accountants